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October 31, 2019                                                                                                          TSX: SAM

Starcore resumes trading on the otc under “SHVLF”

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to announce that it has resumed trading on the OTC Pink markets in the United States of America under symbol “SHVLF”.

The company worked diligently with U.S. Securities and Exchange Commission and complied with all regulations regarding filing procedures so that investors can have access to the company’s equity and gain exposure to our gold producing assets in Mexico.

“We are happy to offer our securities in the U.S. through the OTC Pink markets. This will give us exposure to a larger market in addition to the Frankfurt and Toronto Stock exchanges” said Robert Eadie, CEO and President of the Company.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com